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                                  EXHIBIT 20.1

                                       TO

                                    FORM 8-K

                                       FOR

                                 AMX CORPORATION

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                                                                    [Letterhead]

FOR IMMEDIATE RELEASE
September 5, 1996

Contact:       David E. Chisum
               Chief Financial Officer
               AMX Corporation
               (800) 222-0193
               (214) 644-3048

                  AMX SUBSIDIARY SECURES SECOND ROUND FINANCING

DALLAS -- AMX Corporation announced that its subsidiary, PHAST Corporation, based in Salt Lake City, has secured second round financing in the amount of $1,500,000 from Scott Miller, AMX Chairman. AMX retains a 51% ownership interest in PHAST; Mr. Miller has acquired a 29% ownership interest; and PHAST employees and a private investor own the remaining 20% of PHAST. Mr. Miller has granted AMX the right to vote his shares in PHAST giving AMX voting control over 80% of PHAST.

Commenting on the investment, Joe Hardt, President of AMX, stated, "A year ago, AMX committed just over $1,100,000 to PHAST for first round financing to develop the first truly practical home automation products. At the outset of this development, we knew additional capital would be required for PHAST to fully execute its business plan. Over the last several months, we have considered a variety of alternatives for PHAST's second round financing. After careful consideration of these alternatives and in light of Scott Miller's offer to provide this financing for PHAST, our Board has decided that AMX will not increase its investment in PHAST at this time. This transaction allows AMX to retain a controlling interest in PHAST while at the same time limiting the losses AMX will incur in connection with this next phase of PHAST's product development activities."

Will West, President of PHAST, commented, "We could not be more pleased with our relationship with AMX. Over the last year, our team at PHAST has worked extremely hard to develop some truly exciting home automation products which we expect to be shipping later this Fall."


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AMX also announced that Wayne Bazzle, a member of the Board had resigned citing commitments to his own business, which recently completed an initial public offering. A search for a successor is underway.

This release contains forward-looking statements with respect to financial results. Actual results for the year may differ materially as a result of a number of risks and uncertainties, including the acceptance of new products and performances of recent acquisitions. These risks and uncertainties could result in lower revenues, gross margin compression, and higher expenses.

AMX Corporation designs and manufactures control and automation systems for use in corporate boardrooms, homes, training rooms, schools, universities, and many other types of facilities. AMX systems interface with virtually any electronically controlled equipment and include a variety of simple-to-operate, custom-designed control panels. AMX Corporation is headquartered in Dallas, Texas, and distributes its systems worldwide. AMX stock is traded on the NASDAQ stock exchange under the symbol AMXX.

For more information, contact AMX Corporation, 11995 Forestgate Drive, Dallas, Texas 75243, (800) 222-0193 or http://www.amx.com.


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